

Shawn Ramer

Senior Executive in the Health and Wellness Industry

Greater New York City Area

InMail

 **Neurohacker Collective**

 **Harvard Medical School**

 See contact info

 500+ connections

Executive with extensive experience in Information Technology, science, and healthcare within the Pharmaceutical industry. Proven leadership in diverse areas from high-performance computing, laboratory automation, business development, information technology strategy and delivery, and org...

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Experience


Advisor
Neurohacker Collective
2017 – Present • 1 yr
Encinitas, CA


Sr. Vice President, Information Technology
Bristol-Myers Squibb
2012 – 2016 • 4 yrs
Princeton, NJ

Responsible for IT system for Bristol-Myers Squibb.


Vice President, R&D Informatics
Bristol-Myers Squibb
1998 – 2012 • 14 yrs
Princeton, NJ

Responsible for Information and related technologies in Research and Development


Various
Hoffmann-La Roche
1991 – 1998 • 7 yrs

Chemistry, Scientific management, and Information management for R&D organization. Included international responsibility for staff in Switzerland.

Education


Harvard Medical School

 post-Doc, Bioorganic chemistry
1988 – 1991

 **University of Alberta**
Ph.D., Organic Chemistry
1983 – 1988

 **Eastern Mennonite University**
B.A., Chemistry
1980 – 1983

Skills & Endorsements

Pharmaceutical Industry · 38
Benjamin Bouchenoir and 37 connections have given endorsements for this skill

Drug Development · 27

 Endorsed by **10 of Shawn's colleagues at Bristol-Myers Squibb**

Biotechnology · 22

 Endorsed by **10 of Shawn's colleagues at Bristol-Myers Squibb**

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Recommendations

Received (0)   **Given (1)**

 **Alfonso von Wunschheim**
MD FutureVents Early Stage
July 1, 2004, Shawn managed Alfonso directly

I enjoyed greatly working with Alfonso at Hoffmann-La Roche. He was very energetic, knowledgable, and reliable.

